Exhibit 99.2

Annual and Special Meeting of Shareholders

of

PRECISION DRILLING CORPORATION

May 12, 2022

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the Annual and Special Meeting (the "Annual Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each item of business (as more fully described in the Corporation’s Management Information Circular, dated March 30, 2022) which was voted upon at the Annual Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed: Michael R. Culbert	8,257,758	99.58%	34,513	0.42%
	William T. Donovan	8,071,216	97.33%	221,055	2.67%
	Brian J. Gibson	8,077,224	97.41%	215,047	2.59%
	Steven W. Krablin	7,765,114	93.64%	527,157	6.36%
	Susan M. MacKenzie	6,763,226	81.56%	1,529,045	18.44%
	Kevin O. Meyers	8,071,468	97.34%	220,803	2.66%
	David W. Williams	8,257,389	99.58%	34,882	0.42%
	Kevin A. Neveu	8,032,963	96.87%	259,308	3.13%

2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	8,202,879	93.82%	539,996	6.18%
3.	Advisory resolution on the Corporation's approach to executive compensation (‘Say-on-Pay’).	7,273,047	87.71%	1,019,223	12.29%
4.	Resolution approving the reconfirmation and continuation of our shareholder rights plan.	7,836,553	94.50%	455,718	5.50%
5.	Resolution approving amendments to the Omnibus Equity Incentive Plan.	7,272,690	87.70%	1,019,581	12.30%